UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on September 27, 2016, Ms. Moran Sherf Blau, an independent director at the Company, resigned from the board of directors of the Company, and from all board committees of which she was a member, effective immediately.

Ms. Sherf Blau stated that her resignation was for personal reasons, and is not due to any disagreement with the Company on any matter related to the Company’s operations, policies or practices.

The present membership of the Company’s statutory committees of the Board of Directors is as follows:

-	Audit Committee – Dr. Alain Zeitoun; Mr. Yair Katzir; Mr. Steven Steinberg

-	Compensation Committee – Mr. Yair Katzir; Mr. Steven Steinberg; Mr. Ido Agmon

The Board of Directors of the Company has determined that all of the aforementioned directors meet the independence requirements and membership standards of the Exchange Act and NASDAQ Listing Rules for serving on the applicable committee. As Ms. Sherf Blau was previously the chairman of each of the aforementioned committees, it is the intention of the Registrant that, in accordance with the Israeli Companies Law, 5759-1999 and the Company’s Amended and Restated Articles of Association, each of the committees shall select its new chairman at an upcoming meeting of such committee.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form S-8 filed by the registrant under the Securities Act of 1933 on May 20, 2016.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

September 27, 2016	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

3